SEC

17005090

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SEC Mail Processing Section

FEB 28 2017

Washington DC 416

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51548 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quarton Securities, LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Street, Suite 480
(No. and Street)

| Birmingham | MI | 48009 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andre Augier — 248-594-0400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

| 30435 Groesbeck Hwy | Roseville | MI | 48066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Andre Augier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quarton Securities, LP, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE C MARINO
Notary Public - Michigan
Oakland County
My Commission Expires Oct 26, 2018
Acting in the County of Oakland

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*QUARTON SECURITIES, L.P.*
**TABLE OF CONTENTS**
*December 31, 2016*

**Carnaghi & Schwark, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partner of Quarton Securities, L.P.
Birmingham, Michigan

We have audited the accompanying financial statements of Quarton Securities, L.P., a Michigan partnership, which comprise the balance sheet as of December 31, 2016 and the related statements of income, changes in partner's capital, and cash flows for the year then ended and the related notes to the financial statements. These financial statements are the responsibility of Quarton Securities, L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quarton Securities, L.P. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 9 to 11, has been subjected to audit procedures performed in conjunction with the audit of Quarton Securities, L.P.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2017

*QUARTON SECURITIES, L.P.*
**BALANCE SHEET**
*December 31,2016*

| | | 2016 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 11,135 |
| Prepaid Expenses | $ | 655 |
| Total Assets | $ | 11,790 |
| **LIABILITIES AND PARTNER'S CAPITAL** | | |
| Liabilities: | | |
| Accounts Payable | $ | 941 |
| Partner's Capital | $ | 10,849 |
| Total Liabilities and Partner's Capital | $ | 11,790 |

*See accompanying notes*

*QUARTON SECURITIES, L.P.*
**STATEMENT OF INCOME**
*For the year ended December 31, 2016*

| | 2016 |
|---|---|
| REVENUES | |
| Success Fee Revenue | $ 300,345 |
| Retainer Fee Revenue | $ 100,000 |
| Other Revenue | $ 1,447 |
| Total revenue | $ 401,792 |
| EXPENSES | |
| Regulatory Fees | $ 8,766 |
| General and administrative expenses | $ 9,790 |
| Total expenses | $ 18,556 |
| NET INCOME | $ 383,236 |

*See accompanying notes*

*QUARTON SECURITIES, L.P.*

**STATEMENT OF CHANGES IN PARTNERS' CAPITAL**

*For the year ended December 31, 2016*

| | | *Amount* |
|---|---|---|
| Balance, December 31, 2015 | $ | 14,405 |
| Net Income (loss) | $ | 383,236 |
| Partner Contributions | $ | 15,000 |
| Partner Distributions | $ | (401,792) |
| Balance, December 31, 2016 | $ | 10,849 |

*See accompanying notes*

*QUARTON SECURITIES, L.P.*
**STATEMENT OF CASH FLOWS**
*For the year ended December 31, 2016*

| | | 2016 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Success fee revenue | $ | 400,345 |
| Other Revenue | $ | 1,447 |
| Regulatory fees paid | $ | (8,460) |
| General and Administrative expenses | $ | (8,849) |
| Net cash provided by operating activities | $ | 384,483 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Partner capital contributions | $ | 15,000 |
| Partner capital distributions | $ | (400,345) |
| Other Distributions | $ | (1,447) |
| Net cash provided by financing activities | $ | (386,792) |
| NET INCREASE (DECREASE) IN CASH | $ | (2,309) |
| CASH - BEGINNING OF YEAR | $ | 13,444 |
| CASH - END OF YEAR | $ | 11,135 |

| | | |
|---|---|---|
| Reconciliation of net income to net cash provided by operating activities: | | |
| Net Income: | $ | 383,236 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in: | | |
| Prepaid expenses | $ | 306 |
| Increase (decrease) in: | | |
| Accounts payable | $ | 941 |
| Net cash provided by operating activities | $ | 384,483 |

*See accompanying notes*

## Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Quarton Securities, L.P., formerly HFBE Capital, LP, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC). The Company provides corporate finance advisory services to public and privately held companies.

On March 28, 2014, Quarton Partners, LLC (d/b/a Quarton International, LLC), the Parent Company, purchased the limited partnership interests of HFBE Capital, L.P. and HFBE Capital G.P. and changed the names to Quarton Securities, L.P. and Quarton Securities G.P., respectively.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when services have been rendered based on the terms of the signed engagement letter. The company recognizes non-refundable retainer fees as revenue upon receipt. Consulting fees are recognized in the month that the fees are billed and services performed. Transaction fees are recognized upon the successful closing of the transaction.

Federal Income Taxes

For federal income tax purposes, the Company is classified as a partnership. As such, their income is taxed to the partners on their respective returns.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2017, which is the same date the financial statements were available to be issued.

## Note 2 – TRANSACTIONS WITH PARENT COMPANY

The Company and Quarton Partners, LLC (d/b/a Quarton International, LLC), the Parent Company, operate under a facilities and services agreement whereby the Parent Company is responsible for all operating and overhead expenses, based on the Parent maintaining adequate resources independent of the Company to pay any costs incurred. The Company is not obligated to repay the parent for any amounts paid pursuant to the agreement.

**Note 3 – NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of the aggregate indebtedness, as defined.

At December, 31, 2016, the company's net capital was $10,194 and its required net capital was $5,000. The ratio of the aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.0923 to 1.

## SUPPLEMENTARY INFORMATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### NET CAPITAL

| | |
|---|---|
| Total stockholders' equity qualified for net capital: | $ 10,849 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Prepaid expenses: | (655) |
| Net capital | $ 10,194 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 5,194 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total aggregate indebtedness liabilities | $ 941 |
| Percentage of aggregate indebtedness to net capital | 9.23% |

### RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIa form X-17 A-5)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17 A-5 as of December 31, 2016.

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 under section (k)(2)(i), and therefore has not presented the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements.

**Carnaghi & Schwark, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partner of Quarton Securities, L.P.
Birmingham, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which Quarton Securities, L.P. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Quarton Securities, L.P. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(i) (the "exemption provisions") and Quarton Securities, L.P. stated that they met the identified exemption provisions for the year ended December 31, 2016 without exception. Quarton Securities, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quarton Securities, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2017

quarton
INTERNATIONAL

300 Park Street, Suite 480
Birmingham MI 48009

*Securities offered through Quarton Securities, L.P.*

**Quarton Securities, LP**
**Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission**
**December 31, 2016**

**Quarton Securities Exemption Report**

Quarton Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. subsection 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. subsection 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. subsection 240.15c3-3; (k)(2)(i) "special account for the Exclusive Benefit of customers" maintained.
>
> The Company met the identified exemption provisions for the fiscal year ended December 31, 2016 without exception.

Quarton Securities, LP

I, Andre Augier, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

| [signature] | Chairman | 2/27/17 |
|---|---|---|
| Signature | Title | Date |

# QUARTON SECURITIES, L.P.

## FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

## FOR THE YEAR ENDED DECEMBER 31, 2016

## WITH

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM